May 8, 1998




Securities & Exchange Commission
Division of Investment Management
Judiciary Plaza, 450 Fifth Street, N.W.
Washington, DC  20549

RE:	The Sports Funds Trust (the "Trust")
        The Motorsports Associated Growth & Income Fund (the "Fund") File No's 333-42583 and 811-8563

To whom it may concern:

I propose to acquire as a separate series of shares:

6,666.667 shares of beneficial interest (the "Shares") for The
Motorsports Associated Growth & Income Fund (the "Fund")at a purchase price of $15.00 per share.

These Shares will be issued in a private offering prior to the effectiveness of the Form N-1A Registration Statement filed by The Sports Funds Trust under the Securities Act of 1933. The Shares are being purchased pursuant to Section 14 of the Investment Act of 1940 to serve as the seed money for the Fund before the commencement of the public offering of its shares.

In connection with such purchase, I understand that: (i) as the purchaser, I intend to acquire the Shares for my own account as the sole beneficial owner thereof and have no present intention of redeeming or reselling the Shares so acquired; and (ii) in the event any of the initial 6,666.667 Shares are redeemed during the first five years, the Fund may charge against my redemption proceeds a pro rata portion of any unamortized organizational expenses which would be borne by such Shares during the balance of the initial five year period were they not to be redeemed.

I consent to the filing of this Investment Letter as an exhibit to the Form N-1A Registration Statement of the Fund.

Sincerely,

/s/ MICHAEL STALEY

Michael Staley